UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact Name of Registrant as Specified in Its Charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Registrant’s Name Into English)

KINGDOM OF SWEDEN (State or Other Jurisdiction of Incorporation or Organization)	000–12033 (Commission File No.)	98-0107940 (I.R.S. Employer Identification Number)

TORSHAMNSGATAN 21, KISTA SE-164 83 STOCKHOLM, SWEDEN (Address of Principal Executive Offices)		164 83 (Zip Code)

PETER NYQUIST, VICE PRESIDENT INVESTOR RELATIONS		+46 10 719 00 00

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 - Conflict Minerals Disclosure and Report, Exhibit

A copy of Telefonaktiebolaget LM Ericsson’s Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022 is provided as Exhibit 1.01 hereto and is publicly available at http://www.ericsson.com/thecompany/investors/financial-reports.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ STELLA MEDLICOTT By: Stella Medlicott Title: Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing & Corporate Relations	May 29, 2023

/s/ MOTI GYAMLANI	May 29, 2023
By: Moti Gyamlani
Title: Senior Vice President, Head of Group
Function Global Operations

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2022 to December 31, 2022